Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

December 15, 2014

BY EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Christina Chalk, Esq.

Re:	IEC Electronics Corporation

PREC14A filed November 26, 2014

DFAN14A filed December 1, 2014

Filed by Vintage Opportunity Partners LP et al

File No. 1-34376

Ladies and Gentlemen:

In response to your request in the letter dated December 8, 2014, relating to the above-referenced filings, Vintage Capital Management, LLC (“Vintage”) hereby acknowledges the following:

1.	Vintage is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Vintage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

Very truly yours,

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Jeremy Nowak
	Name:	Jeremy Nowak
	Title:	Member

cc:	Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation